Exhibit 99.1

Cardiome Reports Second Quarter 2014 Financial Results

NASDAQ: CRME
TSX: COM

Cardiome to conduct conference call and webcast today, August 11, at 8:00 a.m. Eastern (5:00 a.m. Pacific)

VANCOUVER, Aug. 11, 2014 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the second quarter and six months ended June 30, 2014. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP). All share and per share amounts reflect the one-for-five share consolidation that occurred on April 12, 2013.

"Cardiome's financial results for the second quarter and first six months of 2014 are on track with our plan," stated William Hunter, M.D., Cardiome's president and CEO. "Sales for Brinavess continued to advance in response to our marketing and promotional efforts, but, as expected, were offset by the gradual sales decline for Aggrastat in the face of generic competition. In future quarters, we expect sales for Cardiome overall will increase as growth for Brinavess exceeds the erosion for Aggrastat."

Summary Results
Cardiome recorded a net loss of $4.2 million ($0.26 per common share) for the three months ended June 30, 2014 (Q2-2014), compared to a net loss of $2.8 million ($0.22 per common share) for the three months ended June 30, 2013 (Q2-2013).

Total revenue for Q2-2014 was $7.7 million compared to $0.1 million in Q2-2013. In Q2-2014, revenues from the sale of BRINAVESS™ and AGGRASTAT® were $6.5 million, and licensing, royalty and other fees were $1.2 million. In Q2-2013, revenue was comprised of licensing and other fees received from Merck, our former collaborative partner.

Cost of goods sold for Q2-2014 was $2.2 million. No cost of goods sold was recorded for Q2-2013, as Cardiome did not have any product sales in Q2-2013.

Selling, general and administration expenditures for Q2-2014 were $8.8 million compared to $3.0 million for Q2-2013. The increase was primarily due to higher costs associated with sales and marketing efforts to support the commercialization of BRINAVESSTM and the continued sales of AGGRASTAT®, and certain one-time costs.

Liquidity and Outstanding Share Capital
At June 30, 2014, Cardiome had cash and cash equivalents of $9.4 million. As of August 7, 2014, the company had 16,520,072 common shares issued and outstanding and 1,138,312 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $4.42 per share.

Conference Call
Cardiome will hold a teleconference and webcast on Monday, August 11, 2014 at 8:00 a.m. Eastern (5:00 a.m. Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 04422550. The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through September 8, 2014. Please dial 416-764-8677 or 888-390-0541 and enter code 422550# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Prepared in accordance with U.S. GAAP)

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenue:
Product revenues	$6,500	$-	$13,062	$-
Licensing, royalty and other fees	1,167	107	2,197	167
	7,667	107	15,259	167
Cost of goods sold	2,243	-	3,736	-
	5,424	107	11,523	167
Expenses:
Selling, general and administration	8,808	2,974	16,807	5,210
Amortization	564	108	1,100	216
Research and development	59	35	304	405
Restructuring	-	(57)	-	(130)
	9,431	3,060	18,211	5,701
Operating loss	(4,007)	(2,953)	(6,688)	(5,534)

Other (income) expense:
Interest (income) expense	226	(11)	480	(27)
Gain on settlement of debt	-	-	-	(20,834)
Other income	(18)	(176)	(117)	(328)
Foreign exchange (gain) loss	(131)	8	50	36
	77	(179)	413	(21,153)
Net income (loss) before income taxes	(4,084)	(2,774)	(7,101)	15,619
Provision for income taxes	156	-	273	-
Net income (loss)	$(4,240)	$(2,774)	$(7,374)	$15,619
Other comprehensive income:
Foreign currency translation adjustments	2	-	164	-
Comprehensive income (loss)	$(4,238)	$(2,774)	$(7,210)	$15,619
Earnings (loss) per common share
Basic and diluted	$(0.26)	$(0.22)	$(0.46)	$1.25
Weighted average common shares outstanding
Basic	16,520,072	12,470,335	15,931,887	12,470,335
Diluted	16,520,072	12,470,335	15,931,887	12,491,987

CARDIOME PHARMA CORP. Consolidated Balance Sheets (Unaudited) (Expressed in thousands of U.S. dollars, except share amounts) (Prepared in accordance with U.S. GAAP)

	June 30, 2014	December 31, 2013

Assets
Current assets:
Cash and cash equivalents	$9,353	$10,984
Restricted cash	2,428	2,323
Accounts receivable, net of allowance for doubtful accounts of $552 (December 31, 2013 - $325)	7,313	6,674
Inventories	6,455	6,597
Prepaid expenses and other assets	3,034	1,749
	28,583	28,327

Property and equipment	564	618
Intangible assets	17,093	18,069
Goodwill	318	318
	$46,558	$47,332

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$9,327	$14,003
Current portion of deferred consideration	4,769	3,688
	14,096	17,691

Deferred consideration	4,317	6,997
	18,413	24,688

Stockholders' equity:
Common stock	284,518	272,083
Authorized - unlimited number with no par value
Issued and outstanding – 16,520,072 (2013 – 14,958,277)
Additional paid-in capital	33,625	33,349
Deficit	(308,120)	(300,746)
Accumulated other comprehensive income	18,122	17,958
	28,145	22,644
	$46,558	$47,332

CARDIOME PHARMA CORP. Consolidated Statements of Cash Flows (Unaudited) (Expressed in thousands of U.S. dollars) (Prepared in accordance with U.S. GAAP)

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Operating activities:
Net income (loss) for the period	$(4,240)	$(2,774)	$(7,374)	$15,619
Items not affecting cash:
Amortization	564	108	1,100	216
Stock-based compensation	170	123	396	216
Gain on settlement of debt	-	-		(20,834)
Unrealized foreign exchange (gain) loss	(105)	-	(50)	24
Other	-	(39)	-	(12)
Changes in operating assets and liabilities:
Restricted cash	(91)	-	(116)	-
Accounts receivable	(187)	(338)	(696)	453
Inventories	959	(2,800)	120	(2,800)
Prepaid expenses and other assets	(151)	(85)	(1,305)	(118)
Accounts payable and accrued liabilities	(247)	(237)	(4,699)	(1,288)
Net cash used in operating activities	(3,328)	(6,042)	(12,624)	(8,524)

Investing activities:
Purchase of property and equipment	(14)	(13)	(17)	(13)
Purchase of intangible assets	(40)	(22)	(52)	(40)
Net cash used in investing activities	(54)	(35)	(69)	(53)

Financing activities:
Issuance of common stock, net of share issue costs	(4)	-	12,406	-
Proceeds from sale of property and equipment	-	55	-	79
Repayment of long-term debt	-	-	-	(13,000)
Payment of deferred consideration	(728)	-	(1,599)	-
Net cash (used in) provided by financing activities	(732)	55	10,807	(12,921)
Effect of foreign exchange rate changes on cash and cash equivalents	231	(18)	255	(62)
Decrease in cash and cash equivalents during the period	(3,883)	(6,040)	(1,631)	(21,560)
Cash and cash equivalents, beginning of period	13,236	25,747	10,984	41,267
Cash and cash equivalents, end of period	$9,353	$19,707	$9,353	$19,707

Supplemental cash flow information:
Interest paid	$247	$-	$543	$-
Interest received	-	11	-	27
Net income taxes paid	135	-	180	-

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: Cardiome Investor Relations, (604) 676-6993 or Toll Free: 1-800-330-9928, Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 07:00e 11-AUG-14